Exhibit (11)

June 4, 2021

MassMutual Advantage Funds

1295 Main Street

Springfield, MA 01111

Ladies and Gentlemen:

We have acted as counsel to MassMutual Advantage Funds (the “Trust”) in connection with the Registration Statement of the Trust on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of each series of the Trust indicated in Appendix A as an “Acquiring Fund” with the applicable series of Barings Funds Trust indicated in Appendix A as a “Selling Fund,” and the issuance of Class I, Class Y, Class L, and Class C shares of each Acquiring Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization by and among the Trust, on behalf of the Acquiring Funds, MassMutual Premier Funds, on behalf of certain of its series, Barings Funds Trust, on behalf of the Selling Funds and certain other of its series, Barings LLC, and MML Investment Advisers, LLC (the “Agreement and Plan of Reorganization”), in substantially the form included in the Registration Statement.

We have examined the Trust’s Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Agreement and Declaration of Trust”), as well as the Trust’s Amended and Restated Bylaws, as amended, and are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

We have assumed, for the purposes of this opinion, that, prior to the date of the issuance of the Shares, (1) the trustees of each Selling Fund and the shareholders of each Selling Fund will have taken all actions required of them for the approval of the Agreement and Plan of Reorganization, and (2) the Agreement and Plan of Reorganization will have been duly executed and delivered by each party thereto and will constitute the legal, valid, and binding obligation of each such party.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been formed and is validly existing as a voluntary association with transferable shares of beneficial interest commonly referred to as a “Massachusetts business trust” under the laws of The Commonwealth of Massachusetts.

2.	When the Shares are issued in accordance with the Agreement and Plan of Reorganization and sold on the terms described in the Registration Statement, such Shares will be validly issued, fully paid, and nonassessable by the Trust.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

The Agreement and Declaration of Trust permits the Trustees to cause each shareholder, or each shareholder of any particular series or class, to pay directly, in advance or arrears, for charges of the Trust's custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such shareholder from declared but unpaid dividends owed such shareholder and/or by reducing the number of Shares in the account of such shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such shareholder. In addition, the Second Amended and Restated Agreement and Declaration of Trust provides that, if, for any reason, the net income of any series or class determined at any time is a negative amount, in the discretion of the Trustees the pro rata share of such negative amount allocable to each shareholder of such series or class may constitute a liability of such shareholder to that series or class which shall be paid out of such shareholder's account at such times and in such manner as the Trustees may from time to time determine (x) out of the accrued dividend account of such shareholder, (y) by reducing the number of Shares of that series or class in the account of such shareholder, or (z) otherwise.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate, or undertaking made or issued on behalf of the Trust by the Trustees, by any officer or officers of the Trust or otherwise. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides that in the event that any shareholder or former shareholder is held to be personally liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators, or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss and expense arising from such liability, but only out of the assets of the particular series of shares of which he or she is or was a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the particular series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

cc:      Andrew M. Goldberg, MML Investment Advisers, LLC

Appendix A

Selling Fund	Acquiring Fund
Barings Global Floating Rate Fund	MassMutual Global Floating Rate Fund
Barings Global Credit Income Opportunities Fund	MassMutual Global Credit Income Opportunities Fund
Barings Emerging Markets Debt Blended Total Return Fund	MassMutual Emerging Markets Debt Blended Total Return Fund
Barings Global Emerging Markets Equity Fund	MassMutual Global Emerging Markets Equity Fund